EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Immediate Report - Legal Structural Change of Bezeq Group (Partnerships of Subsidiaries)

Tel Aviv, Israel – February 14, 2019 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced today that an Immediate Report is hereby provided that on February 13, 2019 the Company's Board of Directors approved a request by each of the subsidiaries Pelephone Communications Ltd, Bezeq International Ltd and DBS Satellite Services (1998) Ltd (“the Subsidiaries”) to obtain approval from the Ministry of Communications for a change to the corporate structure, whereby the entire business and assets of each of the Subsidiaries would be transferred to separate limited partnerships wholly owned by Bezeq (Bezeq as a limited partner, and a company (separate and different in each partnership) wholly owned by Bezeq, as General Partner).

The Company's Board of Directors also approved a request of the Company to the Israel Tax Authority to obtain approval to transfer the business of the Subsidiaries to the said partnerships as a tax-exempt transfer in accordance with the provisions of section 103 of the Income Tax Ordinance and a request that the assessment arrangement dated September 15, 2016 concerning spreading the losses of DBS Satellite Services (1998) Ltd will also apply to the partnership with which it will be merged.

The above decision does not change the Company's position regarding the cancellation of the structural separation (see section 1.7.2.1 in the chapter on the description of the corporation's business in the periodic report for 2017 and an update to that section in the third quarter report of 2018).

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.